October 13, 2005
Via EDGAR and Fax ((202) 772-9205
Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3561

Re:	FirstCity Financial Corporation
Form 10-K for the year ended December 31, 2004
Filed March 21, 2005
Form 10-Q for the quarter ended June 30, 2005
Filed on August 12, 2005
File No.: 033-19694
Dear Mr. Spirgel:
On behalf of FirstCity Financial Corporation (the “Company” or “FirstCity”), I submit the following responses to your comments received on September 30, 2005 concerning your review of the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in the comment letter.
Financial Statements
Consolidated Statements of Operations, page 41
1.	We note your presentation of “Equity in earnings of investments” as revenues. Note that “Equity in earnings of investments” is not considered revenues. In future filings, please reclassify this item outside revenues in accordance with Rule 5-03.13 of Regulation S-X.
In accordance with Rule 5-03.13 of Regulation S-X, “if justified by the circumstances, this item [Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons] may be presented in a different position and a different manner (see §210.4-01(a)).” Based on §210.4-01(a), “Financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.”
The Company’s principal business is portfolio asset acquisition and resolution through both wholly-owned subsidiaries and unconsolidated partnerships. Equity earnings from these partnerships represent a significant portion of our principal operations (41% of total revenues for 2004). We understand your comment to reclassify this item outside revenues and respectfully request the Staff to consider our particular facts and circumstances, as we feel that “Equity in earnings of investments” is better reflected as revenues on our consolidated statements of operations.

Securities and Exchange Commission
October 13, 2005

Note 1. Summary of Significant Accounting Policies, page 44
(c) Principles of Consolidation
2.	We note your accounting for the Acquisition Partnerships under the equity method of accounting and your disclosure on page 54 that they are variable interest entities (‘VIE’) under FIN 46R. Also you state that you are not the primary beneficiaries, in this regard please address the following comments.
a.	Provide us a listing of these entities, and include the information which shows the amounts of your share in general partner interests and limited partner interests, and the amounts of loan receivable held for investment, if applicable, related to each individual entity. Also, provide in your response the annual servicing fee income and the interest income earned from each individual entity.

b.	Provide us your analysis to support your basis that you are not the primary beneficiaries of these VIE in light of the significance of the amounts of distributions, servicing fee income and interest income earned. Refer to paragraph 14 of FIN 46R.

c.	For each individual VIE, identify for us the primary beneficiary who would absorb the majority of the VIE’s expected losses or expected residual returns or both and explain to us why.
Upon initial involvement with an entity, FirstCity first determines whether the entity is a VIE and second, determines the primary beneficiary if the entity is a VIE. The primary beneficiary is determined in accordance with paragraph 14 of FIN 46R, which states “an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the variable interest entity. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”
FirstCity reconsiders whether it is the primary beneficiary of a VIE in accordance with paragraph 15 of FIN 46R, which states “an enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or the contractual arrangements among the parties involved change. The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interest to unrelated parties. A holder of a variable interest that is not the primary beneficiary also shall reconsider whether it is the primary beneficiary of a variable interest entity if the enterprise acquires newly issued interests in the entity or a portion of the primary beneficiary’s interest in the entity.”
For the VIEs that FirstCity is involved with (summarized in the following schedule), most of the entities are structured such that it is clear who the primary beneficiary is because the expected losses are allocated to one major investor (typically, one investor will have a majority equity ownership as well as senior and/or subordinated notes receivable from the VIE). In a few cases, the majority of expected losses are absorbed equally between two or more major investors. In these instances, we look at whether FirstCity will receive a majority of the entity’s expected residual returns. FirstCity’s servicing fees and interest income are considered in the analysis of the expected residual returns in addition to equity in earnings.

Securities and Exchange Commission
October 13, 2005

The following schedule summarizes the VIEs that FirstCity was involved with as of December 31, 2004 and shows the Company’s share in general partner interests and limited partner interests, and the amounts of loan receivable held for investment, if applicable, related to each individual entity. Also included is the annual servicing fee income and the interest income earned from each individual entity.
Our analysis to support our basis that we are not the primary beneficiaries of these VIEs is included following the table. In all but one of these entities (FCS Creamer, Ltd.), the equity and debt structure is such that FirstCity clearly does not absorb a majority of the entity’s expected losses due to its relative insignificant ownership percentage. For FCS Creamer, Ltd., FirstCity and another investor share equally in the expected losses of the entity. Therefore, we compared the contractual service fees received by FirstCity to the contractual brokerage commissions received by the other investor to determine who will receive a majority of the expected residual returns.

				Service	Interest	Primary
	FirstCity's % Share		Loans	Fees	Income	Beneficiary
Entity Name	General	Limited	Receivable	Income	Earned	Analysis

FCS Creamer Ltd.	0.25%	49.75%	$—	$—	$—	A
FCS Fischer, Ltd.	0.30%	24.70%	1,537,188	16,391	182,068	B
SAI, SA		22.50%	547,636	—	17,923	C
Namex, LLC		22.22%	117,077	35,689	22,033	D
BIDMEX, LLC		3.21%	1,595,485	1,820,382	—	D
BIDMEX II, LLC		4.12%	1,311,233	1,539,299	—	D
BIDMEX 3, LLC		10.02%	2,460,467	800,324	—	D
BIDMEX 4, LLC		20.00%	1,781,251	1,185,988	481,995	D
BIDMEX 5, LLC		20.00%	1,067,674	367,831	266,982	D
BIDMEX 6, LLC		10.00%	567,880	501,472	164,526	D
BIDMEX 7, LLC		25.00%	1,092,634	501,798	278,342	D
BIDMEX 8, LLC		20.00%	461,855	391,612	114,537	D
BIDMEX 9, LLC		15.00%	5,650,028	712,255	608,469	D
BIDMEX 10, LLC		25.00%	1,131,800	20,305	79,787	D
Renova Financial Trust		10.00%	1,932,479	—	—	E
Primary Beneficiary Analysis
A.	One independent third party private investor with a .25% general partner interest and a 49.75% limited partner interest in FCS Creamer, Ltd. will receive a majority of the expected residual returns as a result of receiving a 3% brokerage commission on all sales proceeds as compared to FirstCity’s 2% service fee on all sales proceeds. There were no sales in 2004 and, thus, no service fee income was recorded by FirstCity in 2004. Expected losses will be shared equally by the investors.

B.	For FCS Fischer, Ltd., the majority of the expected losses will be absorbed by one independent third party private investor. This investor has a 25% ownership interest and funded approximately 84% of the initial capitalization of the partnership in the form of senior and subordinated notes. FirstCity also has a 25% ownership interest and funded approximately 14% of the initial capitalization through a subordinated note. Since inception, this entity has paid back the senior note; however, this would not be an event requiring a reassessment of the primary beneficiary in accordance with paragraph 15 of FIN 46R.

Securities and Exchange Commission
October 13, 2005

C.	SAI, SA is a French entity that was funded entirely with notes to the partnership from affiliates of the equity holders in the same percentage as their equity interests, and thus had zero equity at risk. One independent third party private investor owns a 55% interest in the equity and the debt compared to FirstCity’s 22.5% interest in equity and debt. Therefore, this other investor would clearly absorb a majority of the allocated expected losses.
D.	The Mexican partnerships were all funded with approximately 5% equity and 95% notes payable to affiliates of the equity holders in the same percentage as their equity interests. In all of these entities, FirstCity’s ownership interest in the equity and debt is insignificant compared to the other major independent third party investors such that it is clear that a majority of the expected losses would be allocated to one of those independent third party investors. Beginning in 2003, FirstCity and the other investors amended seven loan agreements from Mexican Acquisition Partnerships to provide for no interest to be payable with respect to periods after the effective date of the amendments. While the amendments to the loan agreements constituted an event requiring a reassessment of the primary beneficiary, this did not change the initial assessment of primary beneficiary.
E.	Renova Financial Trust was funded at the end of 2004 with approximately 15% equity and 85% senior and subordinated notes payable to affiliates of the equity holders in the same percentage as their equity interests. FirstCity’s 10% ownership interest in the equity and debt is insignificant compared to the other major independent third party investors such that it is clear that a majority of the expected losses would be allocated to one of those independent third party investors.
3.	Please tell us how you determined that separate financial statements under Rule 3-09 of Regulation S-X were not required for your investments in the Acquisition Partnerships — Europe and for the Mexican Acquisition Partnerships. Supplementally provide us with your supporting calculations for 2004, 2003 and 2002.
Separate financial statements for the European and Mexican Acquisition Partnerships were not required under Rule 3-09 of Regulation S-X as none of the individual partnerships met the 20 percent test based on the definition of a significant subsidiary under either the first or third condition set forth in §210.3-01(w) of Regulation S-X.
The first condition under §210.3-01(w) is not met by any of the partnerships as the Company’s investments in and advances to individual equity investments do not exceed 20% of the consolidated total assets. For FirstCity, consolidated total assets are significant enough that this condition has never been met.
Likewise, the third condition under §210.3-01(w) was not met by any of the European and Mexican partnerships. Each year, the Company compares the income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting change to the average of income for the last five years. For 2004, 2003 and 2002, the actual income was used as it was higher than the average income. The Company’s calculations for the prescribed income test are as follows:

Securities and Exchange Commission
October 13, 2005

	2004	2003*	2002*
Earnings from continuing operations	$5,011,000	$9,707,000	$5,943,000
Add:
Provision for income taxes	75,000	240,000	153,000
Extraordinary items	—	—	—
Cumulative effect of a change in accounting principle	—	—	—

Income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary	$5,086,000	$9,947,000	$6,096,000

Average income for last five years	$2,436,000	$3,704,000	$1,871,000

Higher of actual or average income	5,086,000	9,947,000	6,096,000
	20%	20%	20%
Significant subsidiary threshold	$1,017,200	$1,989,400	$1,219,200

* The 2003 and 2002 threshold calculations were based on income from continuing operations as originally reported on the annual reports for those years. In 2004, the Company sold its investment in Drive Financial Services, LP. As a result, the consolidated financial statements were reclassified for all prior periods to reflect such operations as “Earnings from discontinued operations.”
Equity in earnings (losses) of the European and Mexican Acquisition Partnerships ranged from $(371,144) to $957,320 in 2004, $(869,148) to $633,836 in 2003 and $(847,727) to $571,557 in 2002. In all cases, no individual partnership met the 20% threshold prescribed under
Rule 3-09 of Regulation S-X, and thus, separate financial statements were not required.
Form 10-Q For the Quarterly Period Ended June 30, 2005
Liquidity and Capital Resources, page 6
4.	You state that “the Company had $11.3 million in Euro-denominated debt for the purpose of hedging a portion of the net equity investment in Europe...Effectiveness of the hedging relationship is measured and designated at the beginning of each month...” So we may better understand your accounting, please explain to us how the debt would qualify for hedge accounting under SFAS No. 133. If not, please remove the language that describes hedging or hedge relationship in the filing.
Pursuant to paragraph 42 of SFAS No. 133, the Company has designated the Euro-denominated debt as hedging the foreign currency exposure of the Company’s net Euro-denominated investments in certain French unconsolidated partnerships. Paragraph 42 of SFAS No. 133 states, “... a nonderivative financial instrument that may give rise to a foreign currency transaction gain or loss under Statement 52 can be designated as hedging the foreign currency exposure of a net investment in a foreign operation provided the conditions in paragraphs 40(a) and 40(b) are met...[T]he foreign currency transaction gain or loss on the nonderivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge.” The Company also utilized the guidance in Statement 133 Implementation Issue No. H7, Foreign Currency Hedges: Frequency of Designation of Hedged Net Investment, and Statement 133 Implementation Issue No. H8, Foreign Currency Hedges: Measuring the Amount of Ineffectiveness in a Net Investment Hedge.

Securities and Exchange Commission
October 13, 2005

Consequently, the Company records foreign currency translation adjustments on the Euro-denominated debt in a similar manner as the net investments in the French partnerships (that is through other comprehensive income to the extent it is effective as an economic hedge). The Company assesses effectiveness of the hedging relationship based upon the monthly beginning balance of the designated net investments, as prescribed in Implementation Issue No. H7. Also, there is no ineffectiveness of the net investments hedge as described in Implementation Issue No. H8, because (a) the notional amount of the Euro-denominated debt matches the portion of the net investments designated as being hedged and (b) the debt is not denominated in a currency other than the functional currency of the hedged net investments.
*   *   *   *   *
The Company acknowledges that
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me.
Very truly yours,

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
(254) 761-2810